Iris Parent Holding Corp.

6 Centerpointe Drive #625,

La Palma, California 90623

VIA EDGAR

August 9, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jimmy McNamara and Tim Buchmiller

Re:	Iris Parent Holding Corp.

Acceleration Request for Registration Statement on Form S-4

File No. 333-275409

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Iris Parent Holding Corp. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on August 9, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Loeb & Loeb LLP, request by telephone that such Registration Statement be declared effective.

Please contact Chauncey Lane of Holland & Knight LLP at (214) 969-1278, or by email at Chauncey.Lane@hklaw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely,

/s/ Chris Kim
Name: Chris Kim
Title: Chief Executive Officer

Signature Page to Acceleration Request Letter